EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

PREMIUM INCOME EXCEEDING RMB600 BILLION

China Life Insurance Company Limited (the “Company”) is pleased to announce that the accumulated premium income of the Company for the period from 1 January 2020 to 20 December 2020 has exceeded RMB600 billion.

The above information on premium income is unaudited. The Company will make further announcement on the accumulated premium income for the year ended 31 December 2020 in due course.

By Order of the Board

China Life Insurance Company Limited

Heng Victor Ja Wei

Company Secretary

Hong Kong, 21 December 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie